UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)



                            MONTEREY BAY BANCORP INC.
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    61239H107
             -------------------------------------------------------
                                 (CUSIP Number)


                             David J. Harris, Esq.,
          1775 Eye Street, N.W. Washington, D.C. 20006 (202) 261-3385
 -------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)


                                November 19, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 3 Pages

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Josiah T. Austin
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)|_|    (b) x

--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY



--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     |_|

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY                   48,655
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------
                           8
                                  SHARED VOTING POWER

                                  474,155
                        --------- ----------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER

                                  48,655
                        --------- ----------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                  474,155
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             522,810
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                        |_|


------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             15.1%
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             IN

------------ -------------------------------------------------------------------

--------- ----------------------------------------------------------------------
   1
          NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          El Coronado Holdings, L.L.C.
--------- ----------------------------------------------------------------------
   2
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)|_|     (b) x

--------- ----------------------------------------------------------------------
   3
          SEC USE ONLY



--------- ----------------------------------------------------------------------
   4
          SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
   5
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

--------- ----------------------------------------------------------------------
   6
          CITIZENSHIP OR PLACE OF ORGANIZATION
          Arizona
--------- ----------------------------------------------------------------------
----------------------- --------- ----------------------------------------------
      NUMBER OF            7
        SHARES                    SOLE VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------
                           8
                                  SHARED VOTING POWER

                                  474,155
                        --------- ----------------------------------------------
                           9
                                  SOLE DISPOSITIVE POWER


                        --------- ----------------------------------------------
                           10
                                  SHARED DISPOSITIVE POWER

                                  474,155
----------------------- --------- ----------------------------------------------
------------ -------------------------------------------------------------------
    11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             474,155
------------ -------------------------------------------------------------------
    12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
             EXCLUDES CERTAIN SHARES                                        |_|


------------ -------------------------------------------------------------------
    13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             13.7%
------------ -------------------------------------------------------------------
    14
             TYPE OF REPORTING PERSON
             HC

------------ -------------------------------------------------------------------

ITEM 1.  Security and Issuer.
-----    -------------------

     This Amendment No. 7 to Statement on Schedule 13D heretofore filed on February 26, 1996 is filed with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of Monterey Bay Bancorp Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 567 Auto Center Drive, Watsonville, California 95076. This statement is being filed on behalf of Josiah T. Austin, a United States citizen, and El Coronado Holdings, L.L.C. ("ECH"), an Arizona limited liability company whose principal place of business is Star Route 395, Pearce Arizona 85626 (hereinafter the
"Reporting Person" and collectively the "Reporting Persons") to reflect the following amendments to Item 3 and Item 5.

ITEM 3.  Source and Amount of Funds or other Consideration
----     --------------------------------------------------

     Item 3 is amended to include the following:

     The aggregate consideration (exclusive of brokers' commissions) for the purchase of all shares of MBBC Common Stock since filing Amendment No. 6 is $1,815,997.87.

     Mr. Austin is sole Managing Member of ECH. Acting on behalf of ECH, Mr. Austin purchased 136,700 shares of Common Stock in the open market for an aggregate consideration (exclusive of brokerage commissions) of $1,804,607.44 since filing Amendment No. 6. The primary source of the funds for these purchases was existing funds of ECH and funds available under standard margin agreements with broker-dealers.

     Mr. Austin, in his individual capacity, purchased 916 shares of Common Stock in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $11,390.43 since filing Amendment No. 6. The primary source of funds for these purchases was directors' fees.

     All dollar amounts are in United States Dollars.


ITEM 5.  Interest in Securities of the Issuer.
-----    ------------------------------------

     Item 5 is amended and restated to read as follows:

     The Company reported 3,452,764 shares issued and outstanding as of November 9, 2001.

     (a) Mr. Austin is the beneficial owner of 522,810 shares (15.1% of the outstanding shares) of MBBC Common Stock, in his personal capacity, as Trustee of the Austin-Clark Family Irrevocable Life Insurance Trust, the Valerie A. Gordon Trust, the Christina Lowrey Trust, the Matthew A. Lowrey Trust and as sole Managing Member of ECH. ECH is the beneficial owner of 474, 155 shares (13.7% of the outstanding shares) of MBBC Common Stock.

     (b) Mr. Austin has the sole power to vote or to direct the vote and dispose of 48,655 shares. As the sole Managing Member of ECH, Mr. Austin shares with ECH the power to vote or to direct the vote and dispose of 474,155 shares.

     (c) During the 60 days preceding the filing of this report, Mr. Austin, acting on behalf of ECH, acquired 109,800 shares of Common Stock as set forth below. All transactions were made through broker's transactions in the open market. Prices do not include brokerage fees.

 Purchaser      Date of Purchase      Number of Shares       Price Per Share
 ---------      ----------------      ----------------       ---------------
    ECH             10/26/01                9,800                13.000
    ECH             11/19/01               100,000               13.310

     (d) No person other than Mr. Austin and trusts identified above (and, upon termination of the trusts, their beneficiaries) has any right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of Common Stock beneficially owned by Mr. Austin.


     Signature

     After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: November 28, 2001           ________________________________
                                  Josiah T. Austin, Individually and as sole
                                  Managing Member of El Coronado Holdings L.L.C.